Exhibit 99.5

Wolseley plc – Directors’ Long Term Incentive Scheme Awards

20 December 2002

Notification under the Listing Rules – Directors – Rule 16.3 (c)

Long Term Incentive Scheme Award under the Wolseley plc 2002 Long Term Incentive Scheme (‘LTIS’).

Following shareholders’ approval to the LTIP given at the Annual General Meeting held on 13 December 2002, a conditional award was made under the LTIP to 48 senior executives and 5 executive directors. The awards made to the executive directors were based upon 50% of each participant’s base salary. These awards only vest upon the achievement of certain corporate performance targets, which will usually be assessed over a three-year period. No consideration is payable either at allocation or on vesting of all or part of the awards. For the avoidance of doubt, no award was made under the LTIS to Mr Banks, the Chief Executive.

The following table shows the conditional awards made on 20 December 2002 to the five executive directors who participated in the LTIP.

Name	Conditional awards made 20 December 2002 in £
J Regis-Descours	139,423
F N Hord	150,000
C S Hornsby	174,194
A J Hutton	162,000
S P Webster	167,750

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